Exhibit 2.2

PRIVILEGED AND CONFIDENTIAL

27 May 2021 THE WARRANTORS details of whom are set out in Schedule 1 and E2open Parent Holdings, Inc.
MANAGEMENT WARRANTY DEED related to BLUJAY TOPCO LIMITED
99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44.20.7710.1000 www.lw.com

SCHEDULE 1	14
WARRANTORS
SCHEDULE 2	15
WARRANTIES
SCHEDULE 3	35
LIMITATIONS ON LIABILITY OF WARRANTORS
SCHEDULE 4	38
PARTICULARS OF THE COMPANY AND THE SUBSIDIARIES
SCHEDULE 5	39
PROPERTIES

THIS DEED is made on 27 May 2021

BETWEEN

(1)	THE WARRANTORS details of whom are set out in Schedule 1 (the “Warrantors”); and

(2)	E2open Parent Holdings, Inc., a corporation incorporated in the State of Delaware, whose principal office is at 9600 Great Hills Trail, Suite 300E Austin, TX, United States of America (the “Purchaser”).

WHEREAS

(A)	The Company is private limited company incorporated in England & Wales.

(B)	The Warrantors and other shareholders in the Company and the Purchaser are to enter into a share purchase deed on the date of this Deed relating to the sale of the entire issued share capital of the Company (the “SPA”).

(C)	The Warrantors have agreed to give certain warranties in respect of the Group on the terms and conditions set out in this Deed.

IT IS AGREED THAT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Deed, unless the context otherwise requires:

“Accounts” means the audited consolidated financial statements of the Company made up as at the relevant Accounts Date including the consolidated balance sheet, consolidated profit and loss accounts and cash flow statement, together with all notes, reports, statements and other documents required by applicable Law to be included in or attached to them;

“Accounts Date” means each of 31 March 2020, 31 March 2019 and 31 March 2018;

“Affiliate” has the meaning given in the SPA;

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code that files or has filed a consolidated return for U.S. federal income tax purposes (or any consolidated, combined or unitary group under state, local or non-U.S. law);

“Anti-Corruption Laws” means laws, regulations, or orders relating to anti-bribery or anti-corruption (governmental or commercial), including, without limitation, laws that prohibit the corrupt payment, offer, promise, or authorisation of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee, person or commercial entity to obtain a business advantage, or the offer, promise, or gift of, or the request for, agreement to receive or receipt of a financial or other advantage to induce or reward the improper proper performance of a relevant function or activity; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery Act of 2010 and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

“Authority” has the meaning given in the SPA;

“Business Day” has the meaning given in the SPA;

“Business Intellectual Property” has the meaning given in paragraph 17.3 of Schedule 2;

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act Pub. L. 116-136, enacted March 27, 2020, and (ii) Division N – Additional Coronavirus Response and Relief of the Consolidated Appropriations Act, 2021 (H.R. 133), in each case, together with all rules and regulations and guidance issued by any Government Entity with respect thereto;

“CBA” has the meaning given in Paragraph 20.10 of Schedule 2;

“Claim” means any demand or claim made by the Purchaser against any of the Warrantors, whether in contract or otherwise, under or in relation to or for any breach of the Warranties;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” means BluJay Topco Limited, a private limited company incorporated in England and Wales with registered number 08044932 and having its registered office at Blue Tower 14th Floor, MediaCityUK, Salford Quays, United Kingdom, M50 2ST, further particulars of which are set out in Part 1 of Schedule 4;

“Competition Law” means the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti- competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers;

“Completion” has the meaning given in the SPA;

“Completion Date” has the meaning given in the SPA;

“Completion Disclosure Letter” means the disclosure letter (together with any documents attached to it) to be provided by the Warrantors to the Purchaser disclosing information constituting exceptions to the Completion Warranties given pursuant to Clause 2, in relation to matters or circumstances arising after the date of this Deed of which the Warrantors first became aware after the date of this Deed;

“Completion Warranties” has the meaning given to it in Clause 2.1(b);

“Confidential Information” has the meaning given to it in Clause 9.1;

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies;

“Data Protection Laws” means all applicable laws, regulations, guidelines, codes of conduct and codes of practice which have the effect of creating legally binding obligations on the Group relating to data protection and information security including the Data Protection Act 2018, the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”), the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 and the Privacy and Electronic Communications (EC Directive) Regulations 2003 and any relevant analogous legislation or requirements in other jurisdictions, in each case as amended, consolidated, re-enacted or replaced from time to time;

“Data Room” means the virtual data, hosted by Datasite under the name “Project Eagle” in connection with the Transaction as at 11.59pm on 25 May 2021;

“Disclosed” means fairly disclosed in such a manner and with sufficient detail to enable a purchaser to make a reasonably informed assessment of the nature, scope and consequence to the Group of the fact, matter or circumstance concerned;

“Disclosure Letter” means the disclosure letter dated the date hereof, written and delivered by the Warrantors to the Purchaser immediately before the signing of this Deed;

“Dispute” has the meaning given to it in Clause 13.3;

“Domain Names” has the meaning given to it in paragraph 18.6 of Schedule 2;

“Employees” means the individuals who are employed by any of the Group Companies from time to time;

“Encumbrance” has the meaning given in the SPA;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Exchange Rate” has the meaning given in the SPA;

“Existing Facilities Agreement” has the meaning given in the SPA;

“Government Entity” means: (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government; (b) any public international organization; (c) any agency, division, bureau, arbitral body (public or private), department, or other political subdivision of any government, entity, or organization described in the foregoing clauses (a) or (b) of this definition; (d) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other person described in the foregoing clauses (a), (b), or (c) of this definition; or (d) any political party;

“Group” has the meaning given in the SPA;

“Group Company” has the meaning given in the SPA;

“German Occupational Pension Benefits” means any pension benefits under German law (Leistungen der betrieblichen Altersversorgung)

“Institutional Sellers” has the meaning given in the SPA;

“Intellectual Property” means all intellectual property rights worldwide, including rights in patents, utility models, trade marks, service marks, logos, getup, trade names, internet domain names, copyright (including rights in computer software), design rights, moral rights and contractual waivers of moral rights, database rights and rights in data, confidential information and knowledge (including know how, inventions, secret formulae and processes, market information, and lists of customers and suppliers), and rights protecting goodwill and reputation, in all cases whether registered or unregistered; all other forms of protection having a similar nature or effect anywhere in the world to any of the foregoing and applications for or registrations (or rights to apply for registration) of any of the foregoing rights;

“IP Agreements” has the meaning given in paragraph 17.7 of Schedule 2;

“IRS” means the United States Internal Revenue Service;

“IT Contracts” means all arrangements and agreements under which:

(a)	any third party provides any element of, or services relating to, IT Systems, including without limitation leasing, hire-purchase, software licences, support, maintenance, services, development and design agreements; and

(b)	the Group provides any third party with any element of, or services relating to, IT Systems, including without limitation leasing, hire-purchase, software licences, support, maintenance services, development and design agreements;

“IT Systems” means all computer hardware (including network and telecommunications equipment), databases and software (save for off-the-shelf commercial software) which are owned, used, leased or licensed by or to the Group and which are material to the Group;

“Law” or “Laws” has the meaning given in the SPA;

“Locked Box Accounts” has the meaning given in the SPA;

“Locked Box Date” has the meaning given in the SPA;

“Losses” has the meaning given in the SPA;

“Material Contract” means the contracts with the top 25 customers of the Group and the top 20 suppliers of the Group contained in folder 14 (Clean Team Only) of the Data Room;

“Material Owned Intellectual Property” has the meaning given in paragraph 17.2 of Schedule 2;

“Non-Institutional Sellers” has the meaning given to that term in the SPA;

“Pension Schemes” means the pension, benefit, death benefit, early retirement and similar schemes, plans, gratuities and / or arrangements provided or arranged as required by any applicable Law by a Group Company to its Employees, former employees, directors and former directors and / or in respect of any of their dependants, or under or with respect to which a Group Company has any liability or obligation;

“Personal Data” has the meaning given by the GDPR, as amended, consolidated, re-enacted or replaced from time to time;

“Plan” means any benefit or compensation plan, including any share option, share purchase, restricted share, restricted share unit, share appreciation, phantom equity or other equity or equity based incentives, employment, consulting, severance, separation pay, bonus, commissions, retention, stay bonuses, change in control or other transactions program, policy, agreement, contract or arrangement maintained, sponsored, contributed or required to be contributed to by any Group Company or with respect to which any Group Company has any current or contingent liability or obligation, and any contracts or arrangements between a Group Company and a current Employee, director, officer or other individual service provider, excluding any schemes or arrangements mandated by a Government Entity outside of the United States;

“Proceedings” has the meaning given in paragraph 13.1 of Schedule 2;

“Properties” means the land and premises particulars of which are set out in Schedule 5;

“Proxy Statement” has the meaning given in the SPA;

“Purchaser Group” has the meaning given in the SPA;

“Purchaser Stockholder Meeting” has the meaning given in the SPA;

“Registered Intellectual Property” has the meaning given in paragraph 17.1 of Schedule 2;

“Relief” has the meaning given in the SPA;

“Representatives” has the meaning given in the SPA;

“Required Financial Statements” has the meaning given in the SPA;

“Sanctioned Person” means any person or entity:

(a)	designated on the restricted persons lists maintained by the Office of Foreign Assets Control of the US Department of the Treasury, the US Department of Commerce, the US Department of State and any other agency of the US government, including the Specially Designated Nationals and Blocked Persons or “Foreign Sanctions Evaders”;

(b)	designated on the Consolidated United Nations Security Council Sanctions List, the Consolidated Canadian Autonomous Sanctions List, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission, the Consolidated List of Asset Freeze Targets maintained by Her Majesty’s Treasury, or any equivalent list maintained by the competent sanctions authority of any EU Member State;

(c)	that is, or is part of, a government of a Sanctioned Territory;

(d)	directly or indirectly 50% or more owned or controlled by any of the foregoing; or

(e)	that is located, organised or residing in any Sanctioned Territory;

“Sanctioned Territory” means any country or other territory subject to a comprehensive export, import, financial or investment embargo under any Sanctions Law, which currently includes (inter alia) Cuba, Iran, North Korea, Syria and the Ukrainian territory of Crimea and Sevastopol (and which may in the future change);

“Sanctions Laws” means any applicable Laws relating to export/import control and economic or financial sanctions of the United States of America, Canada, the United Nations Security Council, the United Kingdom and the European Union (or any member state thereof);

“Sellers” has the meaning given in the SPA;

“Senior Employee” means any current or former Employee, director or other individual independent service provider or contractor of the Group whose gross base salary or compensation exceeds $200,000 (or local equivalent) per year;

“Shares” has the meaning given in the SPA;

“Signing Press Release” has the meaning given in the SPA;

“Signing Warranties” has the meaning given to it in Clause 2.1(a);

“SPA” has the meaning given to the term in Recital (B);

“Subsidiaries” means the companies whose details are set out in Part 2 of Schedule 4;

“Tax”, “Taxes” and “Taxation” each have the meaning given in the SPA;

“Tax Authority” has the meaning given in the SPA;

“Tax Claim” means a claim in respect of the breach of any of the Tax Warranties;

“Tax Warranties” means the Warranties in paragraph 23 and, to the extent they relate to Tax, paragraphs 2.2(c)(iii), 5.1, 5.2 and 22.2 of Schedule 2;

“Transaction” means the transactions contemplated by this Deed and/or the other Transaction Documents or any part thereof;

“Transaction Documents” has the meaning given in the SPA;

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified;

“VAT” has the meaning given in the SPA;

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended;

“W&I Insurance” has the meaning given in paragraph 9(a) of Schedule 3;

“W&I Insurer” has the meaning given in the SPA;

“Warranties” means the warranties given by the Warrantors as set out in Clause 2 and Schedule 2;

“Warrantor Representative” has the meaning given in Clause 3.1; and

“Working Hours” has the meaning given in the SPA.

1.2	In this Deed, unless the context otherwise requires:

(a)	references to an “undertaking” and “group undertaking” shall be construed in accordance with section 1161 of the United Kingdom Companies Act 2006 and references to “subsidiary undertaking” and “parent undertaking” shall be construed in accordance with section 1162 of the United Kingdom Companies Act 2006, save that an undertaking shall be treated as an undertaking whether or not formed or incorporated in the United Kingdom and for the purposes of the membership requirement in sections 1162(2)(b) and (d) and section 1162(3)(a) as a member of another undertaking even if its shares in that other undertaking are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security;

(b)	every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Completion provided that, as between the parties, no such amendment or modification made after the date of this Deed shall apply for the purposes of this Deed to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(c)	references to Clauses and Schedules are references to clauses of and schedules to this Deed, references to paragraphs are references to paragraphs of the Schedule in which the reference appears and references to this Deed include the Schedules;

(d)	references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(e)	references to a “party” means a party to this Deed and includes its successors in title, personal representatives and permitted assigns;

(f)	references to a “person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality;

(g)	references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(h)	references to “sterling”, “pounds sterling”, “GBP” or “£” are references to the lawful currency from time to time of the United Kingdom;

(i)	references to “dollars”, “USD”, “US$” or “$” are references to the lawful currency from time to time of the United States of America;

(j)	references to “euro”, “EUR” or “€” are references to the lawful currency from time to time of the European Union;

(k)	references to any other currency in Schedule 4 are references to the lawful currency of the jurisdiction in which the relevant Group Company is incorporated;

(l)	for the purposes of applying a reference to a monetary sum expressed in sterling, an amount in a different currency shall be deemed to be an amount in sterling translated at the Exchange Rate at the relevant date;

(m)	where it is necessary to determine whether a monetary limit or threshold set out in paragraph 1 of Schedule 3 has been reached or exceeded (as the case may be) and the value of the relevant Claim is expressed in a currency other than dollars, the value of each such claim shall be translated into dollars at the Exchange Rate applicable to that amount of such non-dollar currency on the date of receipt by the Warrantor of written notification from the Purchaser in accordance with paragraph 2 of Schedule 3, or if such day is not a Business Day, on the Business Day immediately preceding such day;

(n)	references to times of the day are to London time unless otherwise stated;

(o)	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(p)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(q)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

(r)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation; and

(s)	“material” or “materially” shall be construed as a reference to materiality in the context of the Group (taken as a whole).

1.3	The headings and sub-headings in this Deed are inserted for convenience only and shall not affect the construction of this Deed.

1.4	Each of the Schedules to this Deed shall form part of this Deed.

1.5	References to this Deed include this Deed as amended or varied in accordance with its terms.

1.6	All warranties, indemnities, covenants, agreements and obligations given or entered into by more than one Warrantor under this Deed are given or entered into severally and not jointly or jointly and severally and accordingly the liability of each Warrantor in respect of any breach of any such obligation, undertaking or liability shall extend only to any loss or damage arising from its own breach.

2.	WARRANTIES

2.1	Each Warrantor severally (and not jointly or jointly and severally) warrants to the Purchaser in the terms set out in Schedule 2 that:

(a)	each of the Warranties other than the Warranties set out in paragraphs 5.4 and 24 of Schedule 2 is true and accurate at the date of this Deed (the “Signing Warranties”); and

(b)	each of the Warranties will be true and accurate as at the Completion Date by reference to the facts and circumstances then existing (on the basis that any reference (express or implied) in the Warranties to the “date of this Deed” shall be construed as a reference to the “Completion Date” for the purposes of this Clause 2.1(b)) (the “Completion Warranties”).

2.2	Each Warrantor acknowledges that the Purchaser is entering into the SPA on the basis of, and in express reliance on, the Warranties.

2.3	The Warranties, other than the Warranties given in paragraphs 1 and 4 of Schedule 2 of this Deed, are given subject to matters Disclosed in this Deed, the Disclosure Letter, the Completion Disclosure Letter, the Data Room and any other Transaction Document.

2.4	Notwithstanding any other provision of this Deed, the provisions of Schedule 3 shall operate to limit and exclude the liability of the Warrantors in respect of the Warranties.

2.5	Where any payment is made by a Warrantor in satisfaction of a liability arising under this Deed it shall, to the extent possible, be treated as a reduction of that part of the Consideration (as defined in the SPA) paid to such Warrantor pursuant to the SPA in respect of its Shares.

2.6	Each Warrantor undertakes to the Purchaser that as of the date of this Deed (save in the case of fraud or fraudulent misrepresentation) it:

(a)	has no rights against (and waives any rights it may have against); and

(b)	shall not make any claim against (and waives any claim it may have against),

any Group Company or any of their directors, officers, employees, agents, advisers or other representatives, any direct or indirect shareholder of the Purchaser, any provider of investment advice or finance to the Purchaser, any person otherwise connected with the Purchaser or their current or former Representatives, in connection with any claim by the Purchaser under this Deed (except as may be expressly agreed between a Warrantor and any particular person).

2.7	Each Warrantor undertakes to deliver to the Purchaser a duly executed copy of the Completion Disclosure Letter on the date falling two (2) Business Days prior to the Completion Date, provided that a draft of such Completion Disclosure Letter will be provided by the Warrantors to the Purchaser at least five (5) Business Days prior to the Completion Date to allow the Purchaser and its Representatives reasonable opportunity to review and raise any reasonable queries and/or comments as to the matters set out therein (and the Warrantors shall take into account such reasonable queries and/or comments).

3.	Warrantor representative

3.1	Subject to Clause 3.3 each Warrantor hereby irrevocably appoints Andrew Kirkwood to act as their representative and represent each Warrantor for the purposes contemplated by this Deed (the “Warrantor Representative”).

3.2	Each Warrantor hereby irrevocably agrees that it shall be bound by any steps or actions taken or any agreement entered into by the Warrantor Representative acting in accordance with this Deed. The Purchaser shall be entitled to rely on the authority of the Warrantor Representative to act on behalf of each Warrantor without further enquiry.

3.3	If for any reason Andrew Kirkwood shall not be able to act as the Warrantor Representative and the Warrantors nominate in writing another person to fill the role of Warrantor Representative, such other person so notified in writing to the Purchaser shall be the Warrantor Representative in substitution for Andrew Kirkwood from time to time.

3.4	Each Warrantor irrevocably and unconditionally undertakes severally to indemnify and hold the Warrantor Representative harmless against all Losses arising from the exercise or the purported exercise in good faith of any of the rights or duties of each of the Warrantor Representative contemplated by this Deed.

4.	ENTIRE AGREEMENT, REMEDIES and Termination

4.1	This Deed and the other Transaction Documents together set out the entire agreement between the parties relating to the subject matter of this Agreement and matters described in the other Transaction Documents and, save to the extent expressly set out in this Deed or any other Transaction Document, supersede and extinguish prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

4.2	Save as expressly set out in this Deed, no party shall be entitled to rescind or terminate this Deed in any circumstances whatsoever at any time, whether before or after Completion, and each party waives any rights of rescission or termination it may have. Notwithstanding this Clause 4.2, if Completion does not occur and the SPA is terminated or rescinded for any reason, this Deed shall automatically terminate without any liability being incurred by the Warrantors or the Purchaser (save in respect of any antecedent breach of this Deed).

4.3	The rights, powers, privileges and remedies provided in this Deed are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law.

5.	WAIVER And Variation

5.1	A failure or delay by a party to exercise any right or remedy provided under this Deed or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Deed or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

5.2	A waiver of any right or remedy under this Deed shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default. A party that waives a right or remedy provided under this Deed or by Law in relation to another party does not affect its rights in relation to any other party.

5.3	No variation or amendment of this Deed shall be valid unless it is in writing and duly executed by or on behalf of the Purchaser and the Warrantors Representative. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Deed, nor shall it affect any rights or obligations under or pursuant to this Deed which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Deed shall remain in full force and effect except and only to the extent that they are varied or amended.

6.	INVALIDITY

Where any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Deed and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Deed and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Deed.

7.	ASSIGNMENT and Successors

7.1	Except as provided in this Clause 7 or as the Purchaser and the Warrantor Representative specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Deed nor grant, declare, create or dispose of any right or interest in it.

7.2	Subject to Clause 7.3, the Purchaser may assign the benefit of this Deed and/or of any other Transaction Document to which it is a party, in whole or in part, to, and it may be enforced by:

(a)	any member of the Purchaser Group, provided that the Purchaser shall procure that such assignee or transferee reassigns its rights or obligations under this Deed to another member of the Purchaser Group if such assignee or transferee ceases to be a member of the Purchaser Group; or

(b)	any bank or financial lender or creditor or any member of their groups (including any trustee or nominee on their behalf or funds) to the Purchaser, by way of security.

Any such person to whom an assignment is made under this Clause 7.2 may itself make an assignment as if it were the Purchaser under this Clause 7.2.

7.3	Any assignment made pursuant to this Clause 7 shall be on the basis that:

(a)	each Warrantor may discharge its obligations under this Deed to the assignor until it receives notice of the assignment;

(b)	the liability of each Warrantor to any assignee shall not be greater than its liability to the Purchaser;

(c)	the assignment shall not result in any other Taxes, costs or expenses for which any of the Warrantors would be responsible; and

(d)	the Purchaser will remain liable for any obligations under this Deed.

7.4	This Deed shall be binding on and continue for the benefit of the successors and assignees of each party.

8.	NOTICES

Any notice or other communication given under this Deed or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed and served in accordance with the notice provisions set out in clause 25 of the SPA.

9.	CONFIDENTIALITY

9.1	Except as expressly provided in this Deed or with the prior written approval of each of the Warrantors and the Purchaser, each Warrantor undertakes to the Purchaser, and the Purchaser undertakes to each Warrantor, to keep confidential at all times after the date of this Deed, and not directly or indirectly to reveal, disclose or use for their or its own or any other purposes, any confidential information received or obtained as a result of entering into or performing, or supplied by or on behalf of a party in the negotiations leading to, this Deed and which relates to or comprises:

(a)	the provisions and subject matter of and negotiations relating to this Deed and the other Transaction Documents;

(b)	in the case of the Warrantors, any confidential information received or held by the relevant Warrantor relating to the Purchaser Group, or, following Completion, any Group Company (including all confidential information or trade secrets in their possession concerning the business, affairs, customers, clients or suppliers of any of the Group Companies); or

(c)	in the case of the Purchaser, any confidential information received or held by the Purchaser (or any of its Representatives) relating to the Warrantors (or any of them), or, prior to Completion, any Group Company (including all confidential information or trade secrets in their possession concerning the business, affairs, customers, clients or suppliers of any of the Group Companies),

(collectively, the “Confidential Information”) and Confidential Information shall include written information and information transferred or obtained orally, visually, electronically or by any other means.

9.2	Clause 9.1 shall not prevent disclosure of Confidential Information by a party to the extent such party can demonstrate that:

(a)	disclosure is required by Law or by any stock exchange or any regulatory, governmental or other Authority (including any Tax Authority) having applicable jurisdiction;

(b)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Deed or any other Transaction Document;

(c)	disclosure is of Confidential Information which was lawfully in the possession of that party (as evidenced by written records) without any obligation of secrecy before being received or held or which has previously become publicly available other than through that party’s fault;

(d)	disclosure is made on a confidential basis to the prospective providers of warranty and indemnity insurance to the Purchaser or any of its direct of indirect shareholders;

(e)	disclosure is reasonably required for the efficient management of the Tax affairs of the relevant party or any of its Affiliates;

(f)	disclosure is made to the Institutional Sellers or any of its Affiliates provided that such information is disclosed on a confidential basis;

(g)	disclosure is made by the Purchaser to a member of the Purchaser Group (but excluding any investee or portfolio company of the Purchaser or any of its Affiliates), or to any of their directors, officers, advisers or agents provided such information is disclosed on a confidential basis; or

(h)	in the case of the Purchaser, if disclosure was permitted pursuant to Clause 13.3 of the SPA.

10.	COSTS

Except as otherwise provided in this Deed or any other Transaction Document, no party shall be responsible for another party’s costs arising out of or in connection with the preparation, negotiation and implementation of this Deed and all other Transaction Documents.

11.	RIGHTS OF THIRD PARTIES

11.1	The specified third party beneficiaries of the undertakings referred to in Clause 2.6 shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third Parties) Act 1999.

11.2	Except as provided for in Clause 11.1, a person who is not a party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

11.3	Each party represents to the other that any rights they each may have to terminate, rescind or agree any amendment, variation, waiver or settlement under this Deed are not subject to the consent of any person that is not a party to this Deed.

12.	COUNTERPARTS

This Deed may be executed in any number of counterparts. Each counterpart shall constitute an original of this Deed but all the counterparts together shall constitute but one and the same instrument.

13.	GOVERNING LAW AND JURISDICTION

13.1	This Deed and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales.

13.2	The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

13.3	For the purposes of this Clause, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Deed, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Deed or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Deed.

14.	PROCESS AGENT

Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Deed or any other Transaction Document governed by the laws of England or Wales shall be duly served upon the Purchaser if it is delivered personally or sent by recorded or special delivery mail to E2Open Ltd, 1020 Eskdale Road, Winnersh Triangle, Reading, RG41 5TS marked for the attention of the directors or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time, whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

Schedule 1

WARRANTORS

	(1) Name	(2) NOTICE DETAILS
1.	Andrew Kirkwood	[Redacted]
2.	Michael Hunt	[Redacted]
3.	Joy Burkholder Meier	[Redacted]

Schedule 2

WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	The relevant Warrantor has the requisite power and authority to enter into and perform this Deed and the other Transaction Documents (if and to the extent applicable), and this Deed and such Transaction Documents constitute lawful, valid and binding obligations on such Warrantor in accordance with their respective terms.

1.2	The execution and delivery of this Deed and the other Transaction Documents (if and to the extent applicable) by the relevant Warrantor and the performance of and compliance with their respective terms and provisions will not:

(a)	conflict with or result in a breach of any agreement or instrument to which such Warrantor is a party or by which he is bound, or any law that applies to or binds such Warrantor or any of their property; or

(b)	result in a breach of, or default under, any order, judgment, decree or other decision or ruling of any court or Government Entity in any jurisdiction.

2.	SHARE Capital and the group

2.1	The Share Capital

(a)	There is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any share or loan capital (whether issued or unissued) of any member of the Group.

(b)	The Shares comprise the whole of the issued and allotted share capital of the Company, have been validly issued and allotted and are each fully paid or credited as fully paid and have not been repaid in whole or in part.

(c)	The Company or a Subsidiary is the sole legal and beneficial owner of the whole allotted and issued share capital of each of the Subsidiaries and all such shares have been validly issued and allotted, are fully paid up and free from Encumbrances, and there are no agreements or commitments to create any Encumbrances over such shares.

(d)	No person has any right (whether exercisable now or at a future date and whether contingent or otherwise) to require any Group Company:

(i)	to allot, or grant rights to subscribe for, share or loan capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company; or

(ii)	to convert any existing securities into or otherwise acquire, or to issue securities, shares, debentures or other securities that have rights to convert into, shares or other securities in any Group Company, including pursuant to an option or warrant.

2.2	The Group

(a)	The information in respect of each Group Company set out in Schedule 4 is true and accurate in all respects, and the issued share capital as listed for each Group Company in Schedule 4 constitutes the entire issued share capital of that Subsidiary.

(b)	Each Group Company is validly established, in existence and duly registered under the laws of the country in which it is incorporated and has all necessary corporate powers and authority to carry on its business as presently conducted.

(c)	None of the Group Companies:

(i)	holds or beneficially owns, or has agreed to acquire, any interest of any nature in any shares, debentures or other securities of any company other than the Subsidiaries;

(ii)	is or has agreed to become a member of any limited partnership, partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations);

(iii)	have any branch, agency or permanent establishment outside the country of its incorporation; or

(iv)	has allotted or issued any securities that are convertible into shares.

(d)	The statutory books of each Group Company (i) are in its possession and control, (ii) are up-to-date, (iii) are maintained in accordance with applicable law and have been filed correctly and in a timely manner with the registrar of companies or other applicable authority in the relevant jurisdiction, (iv) contain, in all material respects, an accurate record of the matters which should be dealt with in them, and (v) no written notice (which is still current) that any of them is incorrect or should be rectified has been received in the two years ending on the date of this Deed or which is still pending.

(e)	All matters which are required under applicable law to be registered, filed and/or reported to public registers (including commercial, trade or UBO-registers), have been duly reported and filed to such registers and, if required, registered therein.

3.	CONSTITUTIONAL AND CORPORATE DOCUMENTS

3.1	The copies of the current articles of association or incorporation or other constitutional and corporate documents of each Group Company have been provided in the Data Room and are complete and accurate in all material respects. Other than those documents and the investment agreement dated 22 September 2017 between the FP Investors, the Temasek Investors, the Managers (each as defined therein) and the Company in relation to the Company, which shall terminate with immediate effect upon Completion in accordance with its terms with no liability or expense of any Group Company, there are no agreements which regulate the corporate relationships of any Group Company or which oblige any Group Company to subject itself to the management of, or transfer its profit to, a third party.

3.2	No Group Company has acquired or disposed of any company, entity or other undertaking in the last three years.

4.	Insolvency

4.1	No receiver or administrative receiver, insolvency administrator or manager or receiver and manager or trustee or similar person has been appointed over the whole or any part of the assets or undertaking of any Group Company. No administrator has been appointed in respect of any Group Company, nor has any administration order been made or have any insolvency proceedings or comparable proceedings been commenced in each case, in respect of any Group Company and no petition or application for such an order or proceeding or any notice of appointment of, or of any intention to appoint, an administrator or such proceeding has been threatened, presented, made, served or filed.

4.2	No voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, proceedings or steps leading to any form of bankruptcy, moratorium, stay or limitation of creditors’ rights, interim or provisional supervision by a court or court appointee, or any distress, execution, commercial rent arrears recovery or other process levied or exercised, or any event similar to any such events ,rescheduling or other readjustment or reorganisation or other arrangement between any Group Company and its creditors (or any class of them) has been proposed or approved by any Group Company other than in the ordinary course of trading.

4.3	No petition has been threatened or presented against any Group Company by any third party and no order has been made, no resolution has been passed and no meeting has been convened for the purpose of winding up or striking off any Group Company or for the appointment of a provisional liquidator or special manager to any Group Company.

4.4	No Group Company has stopped paying its debts as and when they fall due nor is it insolvent or unable to pay its debts.

4.5	No step has been taken with a view to the dissolution or striking-off the register of any Group Company.

4.6	No event or circumstance has occurred or exists in respect of any Group Company analogous to those described in paragraphs 4.1 to 4.5 above.

5.	ACCOUNTS

5.1	The Accounts:

(a)	have been prepared in accordance with applicable Law and IFRS as at the relevant Accounts Date; and

(b)	show a true and fair view of the:

(i)	assets and liabilities, the state of affairs and the financial position as at the relevant Accounts Date; and

(ii)	profit or loss and cash flows for the financial year ended on the relevant Accounts Date,

of the Group taken as a whole.

5.2	The unaudited consolidated financial statements of the Company for the period beginning 1 January 2021 and ending 31 March 2021, including the consolidated balance sheet, consolidated profit and loss accounts and cash flow statement (the “Management Accounts”), have been prepared with due care and good faith, in accordance with the same accounting policies, principles, practices, categorisations and monthly reporting procedures as applied in the Locked Box Accounts. The Management Accounts represent a reasonably accurate view, which is not materially misstated, of the results of the Group in the relevant period and of the financial position of the Group at the relevant date.

5.3	The Locked Box Accounts:

(a)	have been properly prepared in accordance with applicable Law and IFRS and with due care and attention on the same basis and using the same accounting policies, principles and estimation techniques employed in preparing the Accounts; and

(b)	having regard to the purpose for which they were prepared, are not misleading and show a true and fair view of the:

(i)	assets and liabilities, the state of affairs and the financial position as at the Locked Box Date; and

(ii)	profits or losses for the period to which it relates,

of the Group taken as a whole.

5.4	The Required Financial Statements, when delivered, are prepared in accordance with applicable Law and IFRS applied on a consistent basis as at the relevant date of such Required Financial Statements and show a true and fair view of the assets and liabilities, state of affairs and the financial position as at the relevant date of such Required Financial Statements of the Group taken as a whole.

5.5	Each Group Company’s accounting records are in its possession or under its control. The books of account and other financial records of each Group Company have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Group Companies have been properly recorded therein in all material respects. Each Group Company has devised and maintains a system of internal accounting policies and controls sufficient to provide reasonable assurances that (i) transactions are executed in all material respects in accordance with management’s authorization; (ii) the transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain accountability for assets; and (iii) the amount recorded for assets on the books and records of each Group Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference (collectively, “Internal Controls”). The Company has not identified and has not received written notice from an independent auditor of (i) any significant deficiency or material weakness in the system of Internal Controls utilized by the Group Companies; (ii) any fraud that involves the Group Companies’ management or other employees who have a role in the preparation of financial statements or the Internal Controls utilized by the Group Companies; or (iii) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls over financial reporting that would reasonably be expected to materially and adversely affect the Group Companies’ ability to record, process, summarize and report financial information.

5.6	No Group Company has any liabilities that are required to be disclosed on a balance sheet in accordance with IFRS, except (i) liabilities specifically reflected and adequately reserved against in the Accounts or specifically identified in the notes thereto; (ii) liabilities which have arisen after the Locked Box Date in the ordinary course of business consistent with past practice (none of which results from, arises out of or was caused by any breach of contract, infringement or violation of Law); or (iii) liabilities arising under the SPA or the performance by the Company of its obligations thereunder.

5.7	No Group Company maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Exchange Act.

5.8	Provided at folder 2.2 of the Data Room are true and complete copies of the Accounts, the Management Accounts and the Locked Box Accounts.

6.	Period SINCE THE Locked Box DATE

6.1	Since the Locked Box Date:

(a)	no Group Company has declared, authorised, paid or made a dividend or other distribution (other than to another Group Company);

(b)	no resolution of the members or any class of members of any Group Company has been passed;

(c)	no Group Company has changed its accounting reference date or has materially changed any of its accounting policies or practices (including reserving for its liabilities);

(d)	no Group Company has acquired or disposed of (i) any asset with a book value in excess of USD 500,000 or (ii) assets with an aggregate book value in excess of USD 500,000;

(e)	the Group Companies have operated the business of the Group in all material respects in the ordinary course of business consistent with past practice;

(f)	there has been no material adverse change in the turnover or financial position of the Group taken as a whole and the Group’s business has not been materially effected by the loss of any important customer or important source of supply. For these purposes an important customer or source of supply in relation to the Group means one of which in either of the two financial periods immediately preceding the period for which the Locked Box Accounts were prepared accounts for 5 per cent or more of (in the case of a customer) the turnover of the Group or (in the case of a source of supply) of the goods, services or equipment supplied to the Group;

(g)	no share or loan capital or any security giving rise to a right over its capital has been allotted, issued, repurchased, repaid (or become liable to be repaid) or redeemed or agreed to be allotted, issued, repurchased, repaid (or become liable to be repaid) or redeemed by any Group Company;

(h)	no Group Company has acquired or disposed of a business as a going concern;

(i)	other than in the ordinary course of business or as contemplated by any lease agreement or contract to which any of the Group Companies is a party and which has been Disclosed, or as is contained in the Group’s annual budget, the Group Companies have not incurred or agreed to incur capital expenditure in excess of USD 100,000 in aggregate;

(j)	other than in the ordinary course of business, no Group Company has: (i) lent or agreed to lend any sum in the nature of borrowings; or (ii) incurred or agreed to incur any additional material borrowings or any other material indebtedness;

(k)	no Group Company has (i) negotiated, modified, extended, or entered into any CBA or (ii) recognised or certified any labor union, labor organization, works council, or group of Employees as the bargaining representative for any Employees;

(l)	no Group Company has implemented or announced any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or any other such actions that could implicate the WARN Act;

(m)	no Group Company has (i) adopted, entered into, amended or terminated any Pension Scheme or Plan (or any plan or arrangement that would have constituted a Plan had it been in effect on the Completion Date), (ii) increased the base salary, wages, benefits, bonuses or other compensation payable or to become payable to any of its Senior Employees, (iii) taken any action to accelerate the vesting, payment or funding of any material compensation or benefits under any Pension Scheme or Plan, (iv) granted any bonus, severance or termination pay, benefit or grant any equity or equity-based awards to any Employee or other individual independent service provider or contractor of the Group Company, (v) hired or terminated (other than for cause) any Senior Employee or (vi) offered or promised, or taken any action of the foregoing;

(n)	no Group Company has (i) assigned, transferred, licensed, let lapse, abandoned, allowed to expire or otherwise disposed of any Material Owned Intellectual Property, or (ii) disclosed any know-how, confidential information or trade secrets forming part of the Material Owned Intellectual Property save for in the ordinary course and under a duty of confidentiality; and

(o)	there has been no material amendment to any of the Group's standard terms and conditions applicable to the customers and suppliers.

7.	FINANCE

7.1	The Data Room contains details of all overdrafts, loans or other financial facilities as well as any hedging contracts and derivative instruments of the Group currently outstanding or available to any Group Company (excluding any such overdrafts, loans or other financial facilities or instruments under which any amounts are owing from one Group Company to another) (the “Finance Documents”).

7.2	No indebtedness of any Group Company is due and payable save in the ordinary course of business and no Encumbrance over any of the assets of the Group Companies is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise.

7.3	No Group Company has received notice (which is current and still outstanding) from any counterparty under the Finance Documents:

(a)	that it is in material default under the terms of any of the Finance Documents (including the Existing Facilities Agreement), in each case which default remains outstanding at the date of this Deed;

(b)	to repay (either in whole or part) any amount owing under any of the Finance Documents in advance of their stated maturity;

(c)	to crystallise any Encumbrance over any of the assets of any Group Company; or

(d)	for payment of any penalty, prepayment fee, break fee, premium, interest or other amount.

7.4	Other than the Existing Facilities Agreements and any guarantees and/or Encumbrances entered into in connection with the Existing Facilities Agreement, no Group Company has given or entered into any guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement or is responsible for the indebtedness or for the default in the performance of any obligation, of any person other than another Group Company, other than those entered into in the ordinary course of business.

7.5	No Group Company is owed any individual debt in excess of USD 100,000 other than trade debts incurred in the ordinary course of business or owing between members of the Group.

7.6	No Group Company has factored, discounted or securitised any of its receivables, nor has it engaged in any financing of a type which would not be required to be shown or reflected in the Locked Box Accounts.

7.7	All charges in favour of any Group Company which require registration have been duly registered and are valid and enforceable.

7.8	None of the Group Companies has entered into any cash pooling agreements or similar arrangements with or participated in any cash pooling or similar system and is not required to enter into any such agreements or participate in any such system.

7.9	The amounts borrowed or guaranteed by the Group Companies, either individually or in aggregate, do not exceed any limitation on its borrowings or guarantees imposed by any of its financial facilities or contained in its constitutional documents, any debt programme or in any agreement or instrument binding upon any Group Company.

8.	REAL ESTATE

8.1	The details in relation to the Properties are true, accurate and not misleading.

8.2	The Properties are the only premises owned, leased or occupied by any Group Company. No Group Company is party to any agreement to acquire or dispose of any freehold or leasehold property in respect of which the acquisition or disposal has not yet completed.

8.3	In relation to each Property:

(a)	a Group Company is solely legally and beneficially entitled to such Property; and

(b)	none are subject to any subleases or licences to occupy to a third party.

8.4	No Group Company has received any written notice from a relevant Authority of any proceeding in compulsory purchase pending or threatened against the Properties and no Property is subject to an order, resolution or proposal for compulsory acquisition.

8.5	Complete copies of each of the leases, subleases, licences or other agreements pursuant to which the Group Companies hold and/or occupy the Properties (the “Leases”) are contained in the Data Room.

8.6	No Group Company has received written notification of a breach of any of the Leases where such breach is outstanding.

8.7	No Group Company has any continuing liabilities (whether actual or contingent) in relation to formerly owned or occupied land and buildings.

8.8	No Group Company (nor any third-party for whom such liabilities (whether actual or contingent) have been assumed by any Group Company) has handled, stored, released, disposed or arranged for the disposal of, exposed any person to, or owned, leased or operated any real property contaminated by, any hazardous substance, material or waste, in each case so as to give rise to any material liability (whether actual or contingent) for any Group Company.

8.9	Each of the Properties is in a good state of repair and condition and fit for the use to which it is currently being put by the Group.

8.10	There is no option, pre-emption or right to acquire any Property and no Group Company has any option, pre-emption or right to acquire any land or buildings other than the Properties.

8.11	In relation to each of the Leases:

(a)	there are no material subsisting breaches nor any material non-observance of any covenant, condition or agreement contained in the Lease on the part of either the relevant landlord or the Group Company;

(b)	no rent review is outstanding or in progress;

(c)	there are no existing or anticipated dilapidation costs other than as provided for in the Accounts, the Management Accounts or the Locked Box Accounts;

(d)	no notice of termination has been served on or by any Group Company; and

(e)	the relevant Lease is in full force, and no notice to determine such Lease has been served by a Group Company.

8.12	There exists no dispute between any Group Company and the owner or occupier of any other premises adjacent to or neighbouring the Properties and there are no circumstances that may give rise to, any such dispute after the date of this Deed.

9.	Assets

9.1	All material assets included in the Locked Box Accounts or acquired by any of the Group Companies or which have otherwise arisen since the Locked Box Date, other than any assets disposed of or realised in the ordinary and usual course of trading, are:

(a)	legally and beneficially owned by the Group free from Encumbrances (save for those Encumbrances arising by operation of law in the ordinary course of business); and

(b)	where capable of possession, in the possession or under the control of the relevant Group Company (save where held by a third party in the ordinary course of business).

9.2	The property, rights and assets owned, leased or otherwise used by, the Group Companies comprise all the property, rights and assets necessary for the carrying on of the business of the Group substantially in the manner in which, and to the extent to, it has been conducted in the 12 month period prior to the date of this Deed.

10.	INSURANCE

Copies of all of the material policies of insurance maintained by or covering each of the Group Companies are included in the Data Room and are true and accurate. All such material policies are currently in full force and effect and nothing has been done or omitted to be done by any Group Company which would make any such material policy of insurance void or voidable. All sums falling due in respect of premiums on such material policies of insurance have been paid. There is no outstanding claim by any Group Company under any such material policies, there have been no such claims in excess of USD 100,000 in the previous two years and there are no circumstances likely to give rise to such a claim.

11.	CONTRACTS

11.1	A complete and accurate copy of each Material Contract is contained in the Data Room.

11.2	Each of the Material Contracts is in full force and effect and binding on the parties to it. No notice of termination of any Material Contract has been received or served by a Group Company and there are no grounds for termination, rescission, avoidance or repudiation in the terms of any such Material Contract that will be triggered by the Transaction.

11.3	No Group Company is in material breach or default under any Material Contract and no other party to such an agreement or arrangement is in material breach or material default thereunder. There are no circumstances likely to give rise to any such breach or default.

11.4	No Group Company is a party to or subject to any material contract, transaction, arrangement, understanding or obligation (other than in relation to any Property or contract of employment) which:

(a)	is not materially in the ordinary and usual course of business; or

(b)	is not wholly on an arm’s length basis; or

(c)	materially restricts its ability to operate in any jurisdiction in which it operates as at the date of this Deed.

11.5	There are no existing contracts or arrangements between, on the one hand, any Group Company and, on the other hand, any Warrantor, any person who is or was a shareholder in a Group Company, or any person connected with any of them other than on normal commercial terms in the ordinary course of business.

11.6	No Group Company is party to any contract, arrangement or understanding with any current or former Employee, director or individual independent service provider of any Group Company, or any person connected with any of such persons, or in which any such person is interested (whether directly or indirectly), other than on normal commercial terms in the ordinary course of business.

11.7	No Group Company has in the last 12 months, sent or received either a written notice of a dispute, or any allegation of any breach or default in respect of a Material Contract.

11.8	No Group Company is or has been engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which any Group Company conducts business.

11.9	There are no powers of attorney in force that have been given by any member of the Group to any person to enter into any contract or commitment on its behalf (other than to its directors, officers and Employees to enter into routine trading contracts in the ordinary course of their duties).

12.	COMPLIANCE WITH LAWS

12.1	Each Group Company has at all times conducted its business in all material respects in accordance with all applicable Laws.

12.2	All material licences, permits, registrations and authorisations (public and private) have been obtained by the Group to enable the Group Companies to carry on their businesses and occupy their Properties, in the jurisdictions, and in the manner in which such businesses are currently carried on, and all such material licences, registrations and authorisations are valid and subsisting.

12.3	No Group Company is affected by any existing or pending judgments or rulings and no Group Company has given any undertakings arising from legal proceedings to an Authority or other third party.

12.4	No Group Company, nor any director, officer, or employee, nor agent or other person acting on behalf or for the benefit of any Group Company (in each case, whilst acting in such capacity) has, during the period of five years prior to the date of this Deed committed any breach of any Anti-Corruption Law.

12.5	No Group Company has conducted or initiated any internal investigation or would have had good cause for conducting or made a voluntary, directed or involuntary disclosure to any Government Entity or similar agency with respect to any alleged or suspected act or omission arising under or relating to any noncompliance with or offence under any Anti-Corruption Law.

13.	Litigation

13.1	No Group Company is, or in the three year period prior to the date of this Deed, has been, engaged or involved in, or otherwise subject to any of the following matters (such matters being referred to as “Proceedings”):

(a)	any litigation or administrative, mediation, arbitration, actions, hearings, suits or other proceedings, or any claims, actions or hearings before any Authority in each case of a value exceeding USD 500,000 (except for debt collection in the normal course of business); or

(b)	any dispute with, or any investigation, inquiry or enforcement proceedings by, any Authority (including pursuant to any Anti-Corruption Law) in any jurisdiction which, in each case, is material,

and no such Proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such Proceedings.

13.2	No Group Company:

(a)	is affected by any existing or pending judgment, order, decree, determination, award, ruling, injunction, writ, award or decision from any court, tribunal or arbitrator; or

(b)	has given any undertaking to any court, tribunal, arbitrator, or any governmental, regulatory or similar body or any other third party arising out of, or in connection with, any Proceedings which remains in force.

13.3	There is no action, suit, investigation or other proceeding pending or threatened against or affecting: (i) any Seller; or (ii) any Group Company, in each case before any court, arbitrator, governmental body, agency or official that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the execution or consummation of the SPA, this Deed or the Transaction, and there are no circumstances likely to give rise to any of the foregoing.

14.	Sanctions

14.1	No Group Company nor any of their respective directors, officers or employees (in that capacity):

(a)	is a Sanctioned Person;

(b)	has at any time during the five years prior to the date of this Deed engaged in any transaction or dealing, or provided funds or anything of value, to a Sanctioned Person or Sanctioned Territory; or

(c)	has in the last five years breached any Sanctions Laws.

14.2	No Group Company has in the five years prior to the date of this Deed received any correspondence from any Authority in relation to a potential, alleged or actual breach by any Group Company of any Sanctions Laws, and no allegation has been made in the two years prior to the date of this Deed with respect to any potential or actual breach by any Group Company of any Sanctions Laws.

15.	GUARANTEES And indemnities

No Group Company is a party to a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to the obligations of a third party (other than another Group Company).

16.	EFFECT OF SALE ON SHARES

16.1	The acquisition of the Shares by the Purchaser will not:

(a)	give rise to, or cause to become exercisable, any right of pre-emption over the Shares;

(b)	result in a breach of contract, order, judgment, injunction, undertaking, decree or other like imposition;

(c)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the assets of any Group Company;

(d)	result in any director, officer or Senior Employee leaving any of the Group Companies;

(e)	result in the loss or impairment of or any default under any Material Contract, Lease, IP Agreement, IT Contract, licence, authorisation or consent required by any of the Group Companies for the purposes of its business;

(f)	result in any present or future indebtedness of any of the Group Companies becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or in any financial facility of any of the Group Companies being withdrawn; or

(g)	entitle any person to acquire or affect the entitlement of any person to acquire shares in the Company.

17.	INTELLECTUAL PROPERTY

17.1	Materially complete and accurate particulars are set out in Data Room folder 9 of all registrable Intellectual Property owned (or applied for) by the Group Companies (the “Registered Intellectual Property”).

17.2	Materially complete and accurate particulars are set out in Data Room folder 9 of all unregistrable Intellectual Property, including Intellectual Property in software, owned by the Group Companies (together with the Registered Intellectual Property, the “Material Owned Intellectual Property”).

17.3	The Group Companies either legally and beneficially own, or have legal, valid and enforceable licences to use, all the Intellectual Property required to carry on the Group’s business in the same manner as it is currently carried on (the “Business Intellectual Property”) and the Business Intellectual Property:

(a)	is not subject to any Encumbrance or any licence or authority in favour of another; and

(b)	will not be lost or liable to termination as a result of the Transaction or the execution or performance of any of the Transaction Documents.

17.4	The Material Owned Intellectual Property:

(a)	is wholly owned (legally and beneficially) by the Group Companies, free from Encumbrances;

(b)	has not been licensed to any third party other than as Disclosed in the Data Room and the Disclosure Letter;

(c)	is not the subject of any failed application for registration;

(d)	is not subject to any agreement that restricts its use, disclosure, licensing or transfer by the Group Companies; and

(e)	is fully enforceable against third parties and is not the subject of any on-going enforceability, revocation or invalidity challenge.

17.5	Each current and former officer, employee, contractor or consultant employed or engaged (as relevant) by a Group Company to develop Intellectual Property has entered into a written agreement with a Group Company under which such person: (i) irrevocably assigns to such Group Company all Intellectual Property created during their employment with or engagement with such Group Company automatically upon creation of such Intellectual Property; and (ii) irrevocably waives all moral rights relating to such Intellectual Property. Each such person has not made any claims under ‘droit moral rights’ and all Material Owned Intellectual Property is free and clear of any claims or rights by former and current personnel. Compensation claims against the Group Companies and/or the Sellers in connection with inventions by personnel have not been raised at any point in time either by personnel or inventors of any Material Owned Intellectual Property and there is no basis for any such claims.

17.6	In respect of the Registered Intellectual Property:

(a)	all application and renewal fees due prior to the date of this Deed have been paid;

(b)	in the case of registrations, the registrations are not subject to removal, amendment, challenge or surrender; and

(c)	in the case of applications, there are no oppositions nor anything else that would prevent the applications from being granted.

17.7	In respect of each of the material agreements relating to licensing of any Intellectual Property by any Group Company or otherwise affecting any Group Company’s ability to use, enforce or disclose any Intellectual Property (the “IP Agreements”):

(a)	complete copies of all IP Agreements are set out in Data Room folder 9.3;

(b)	each IP Agreement is in full force and effect and binding on the parties to it;

(c)	the terms of each IP Agreement have been complied with by the parties in all material respects, no notice of termination of any IP Agreements has been received or served by a Group Company and nor will any such IP Agreement be liable to be terminated as a result of the Transaction; and

(d)	no Group Company has sent or received a written notice of termination, breach or dispute in the last 12 months in respect of an IP Agreement.

17.8	The activities, products or services of the Group Companies do not and have not infringed, misused or misappropriated the Intellectual Property of any third party during the last three years. No Material Owned Intellectual Property is being or has been infringed, misused or misappropriated by a third party during the last three years.

17.9	No Group Company has disclosed, nor is aware of the disclosure by any person of, any trade secrets, confidential information or know-how (including source code) forming part of the Material Owned Intellectual Property, except in the ordinary course of business and: (i) in the case of source code, under a binding agreement with a reputable source code escrow agent on that agent’s standard terms and conditions; or (ii) in relation to any other such disclosure, under a written agreement on the basis that such disclosure is to be treated as confidential in nature. The release of any such source code has not been triggered and: (i) there are currently no circumstances that exist that are likely to trigger the release of such source code; and (ii) the release of such source code will not be triggered as a result of the Transaction.

18.	INFORMATION TECHNOLOGY

18.1	Folder 8 of the Data Room includes complete and current details of the IT Systems and the IT Contracts.

18.2	All IT Systems are either (a) legally and beneficially owned by the Group free from any Encumbrance; or (b) supplied by third party suppliers on legally enforceable, binding, valid and written arm’s length commercial terms, and comprise all IT Systems that are required to operate the business of each Group Company as presently conducted, and such IT Systems will be owned or available for use by each Group Company on the same terms, at and immediately after Completion as such IT Systems were owned or used immediately before Completion.

18.3	The IT Systems have not been materially defective or materially failed to function during the twenty four (24) months immediately preceding the date of this Deed nor have there been any logical or physical intrusions to the IT Systems or losses of data which have had (or are having) a material adverse effect on the business of the Group.

18.4	The Group Companies have not used any Open Source Software. No software products owned by the Group Companies use, are modified on the basis of, combined with and/or distributed together with, in whole or in part, any Open Source Software in such a way as to render such software products itself, in whole or in part, open source or capable of being used, modified or distributed only under the applicable licence of the Open Source Software (i.e. result in a so-called copy-left effect). Free and Open Source Software (jointly the “Open Source Software”) means any software licensed or distributed as open source software or under similar licensing or distribution models, in particular such requiring that such software derived from or distributed with such software be disclosed or distributed in source code form, in particular (but without limitation) such licensed under GNU’s General Public License (“GPL”) or its Affero GPL, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

18.5	In respect of each IT Contract: (i) it is in full force and effect and has not been terminated; (ii) none of the provisions has been or is subject of any dispute or controversy between the parties; (iii) the obligations of each party under it have been fully complied with in full and on time and (iv) the Group Companies have not otherwise given cause for premature termination of such IT Contract.

18.6	The Group Companies have not: (i) incorporated open source code into any software; or (ii) used open source code in the development of, any software, in respect of each of the foregoing, the use of which is based on a licence which includes “copyleft” terms or which otherwise restricts the Group’s ability freely to license or distribute its software on terms of its choosing.

18.7	All the domain names used in or in connection with the business of the Group as presently carried on are listed in the Disclosure Letter (the “Domain Names”). A Group Company is the registrant of each of the Domain Names and no Domain Name is alleged by any third party to be an abusive registration.

18.8	The Group Companies are in possession of all passwords and other information to allow the Group to administer the Domain Names and any social media accounts which use the Group’s trade marks.

19.	DATA PROTECTION

19.1	The Group has in the last 36 months materially complied, and materially complies, with the Data Protection Laws.

19.2	No Group Company has received any notice or threat of investigation in the last 36 months from any Authority or any other person alleging non-compliance with Data Protection Laws.

19.3	No Group Company has received any complaint (which is current and still outstanding at the date of this Deed) from any individual about its use of their Personal Data.

19.4	No Group Company transfers Personal Data from within the EU to any entity outside of the EU, other than in compliance with the Data Protection Laws.

19.5	No Group Company receives (other than from its customers in the ordinary course of providing its services) or provides data sets of Personal Data to or from any third party.

19.6	There has been no breach of the Group’s IT Systems that has resulted in a loss of material amounts of Personal Data or any special categories of Personal Data.

19.7	The Group has not suffered any cyber attacks in the last two years.

20.	EMPLOYEES

20.1	The Data Room contains copies of:

(a)	the contracts of employment of the Warrantors;

(b)	any contracts for services with (i) directors and (ii) contractors and consultants whose annual remuneration is in excess of USD 250,000 per annum;

(c)	the standard terms and conditions, staff handbooks and employment policies which apply to each Group Company’s Employees;

(d)	contracts of employment providing for severance in excess of the amount prescribed by Law;

(e)	contracts or arrangements providing for any retention, stay-around, change in control bonus or transaction bonus; and

(f)	the terms of all Pension Schemes, each Plan (and all material documents pursuant to which each Plan is established, funded, operated or administered), share incentive schemes, share option schemes or profit sharing, commission, bonus or other incentive schemes applicable to any of the Employees.

20.2	In the last twelve (12) months, no Group Company has given notice of termination to, or received notice of resignation from, any Senior Employee.

20.3	No offer of employment has been made by a Group Company to an individual who would be entitled to a fixed salary (which, for the avoidance of doubt excludes bonus, commission and any other elements of remuneration outside of salary) of greater than USD 200,000 if such offer were accepted, which has not yet been accepted or which has been accepted but where the employment has not yet started.

20.4	There have been no transfers under the Transfer of Undertakings (Protection of Employment) Regulations 2006, as amended (“TUPE”) (or similar local legislation applicable to a Group Company), in the past three years.

20.5	No Group Company has any current disciplinary proceedings or appeals in respect of any Senior Employee.

20.6	No Group Company has any obligation to make a payment on redundancy in excess of the amount prescribed by Law, or as provided for by a current social plan agreement or an agreement with an individual Employee and no Group Company operates any discretionary practice of making excess payments.

20.7	No Group Company owes any sum to an Employee other than remuneration for the current pay period, accrued holiday pay for the current holiday year, accrued bonuses or commission payments for the current bonus or commission period and expenses claims.

20.8	No Group Company has been involved in any actual or threatened material industrial dispute or strike action and there has been no actual or threatened unfair employment practice charges, labor organizing activities, material employment grievances or arbitrations, lockouts, work stoppages, slowdowns, picketing or handbilling against or affecting any Group Company.

20.9	No Group Company is involved in any existing material claim against any Group Company from any Employee or former Employee.

20.10	The Data Room contains copies of all works council agreements applying in any Group Company and all collective bargaining agreements or other contracts with any labor union or labor organization affecting any group of Employees (each a “CBA”). In particular, (i) no Group Company is party to a current reconciliation of interest agreement or social plan, (ii) there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority and (iii) no labor union, works council, other labor organization, or group of Employees has made a demand for recognition or certification.

20.11	Each of the Group Companies has in relation to each of its Employees, its former employees, relevant trade unions, works councils or other bodies representing one or more of the Employees at all times complied with all applicable Laws respecting labor, employment and employment practices in all material respects, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers' compensation, labor relations, employee leave issues, COVID-19, affirmative action, unemployment insurance, CBAs (including any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council, which is representing any Employee, in connection with the Transaction), reorganization plans (sociaal plan) or other rules on the co-determination of Employees or their representatives or any employment agreement.

20.12	No employee has been, as a result of COVID-19, placed on furlough, made redundant, had his or her salary, wages or working hours reduced, or been terminated, and no such actions are currently planned or announced, including as a result of COVID-19 or any Law, directive, guideline or recommendation by any governmental entity in connection with or in response to COVID-19. No Group Company has otherwise experienced any material employment-related liability with respect to COVID-19 and no current or former Employee has filed or threatened any Proceedings against any Group Company related to COVID-19.

20.13	All Group Companies have registered their Employees with the social security authorities. All contributions relating to social security and wage tax have been duly paid.

20.14	Neither the execution and delivery of the SPA nor the consummation of the Transaction, directly or indirectly, could: (i) result in any payment (whether in cash or in kind) becoming due to any current or former Employee, director, individual independent contractor, or consultant, who is an individual providing services to the Group Company; (ii) increase any compensation or benefits otherwise payable (including pursuant to the Pension Schemes and Plans); (iii) result in the acceleration of the time of payment or vesting or funding or increase the amount or value of any such compensation or compensation benefits; or (iv) give rise to the payment of any amount that would not be deductible by Group Company by reason of Section 280G of the Code or any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code.

20.15	Each Group Company has promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, each Group Company has taken prompt corrective action that is reasonably calculated to prevent further improper action. No Group Company reasonably expects any material liabilities with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of any Group Company, that, if known to the public, would bring any Group Company into material disrepute.

21.	pensionS

21.1	With the exception of the Pension Schemes and the Plans set out in the Data Room, no Group Company:

(a)	has any obligations in respect of any retirement benefits (including any pre-pension, early retirement, continuance of payment of pension contributions in case of sickness or disability, or similar benefits payable on or following retirement, termination of employment, disability or death, (jointly and separately the “Retirement Benefits”)) for or in respect of any present or former employee or managing director of any of the Group Companies, and/or their spouses or dependants; or

(b)	operates, sponsors, is bound by or has or could reasonably be expected to have any liability or legal obligation towards any pension, benefit, gratuity or compensation arrangement that provides benefits which are calculated on a defined benefit basis and nor has any Group Company operated, sponsored, been bound by any liability or subject to any legal obligation whether contingent or otherwise towards any such arrangement.

21.2	The Group Companies are not, nor are any of the current or former employees, engaged in any dispute in relation to the Pension Schemes and/or predecessors thereof, and no such dispute has been threatened in writing. No Group Company has received notice in writing of any pending or threatened investigations or audits which have been or may be carried out in respect of any of the Group Companies, or any of their respective officers in relation to the Pension Schemes.

21.3	The Pension Schemes are funded through a pension fund or third party insurance in accordance with the applicable pension agreements and Laws. All financial obligations due in respect of the pension obligations (including past service liabilities) have been fully satisfied within the appropriate time period allowed.

21.4	The Group Companies are not required to participate in or to contribute to any industry pension fund (bedrijfstakpensioenfonds), nor have they, or the Sellers, received any request or notification requiring it to participate in or contribute to such industry pension fund and there are no claims or actions of any kind that are pending, threatened or expected against any Group Company in that respect.

21.5	Each current and former participant has validly participated and participates in the Pension Schemes and/or predecessors thereof, on terms fully consistent with the Pension Schemes and/or predecessors thereof, as applicable at such point in time.

21.6	Except regarding requests for individual transfers of pension benefits (individuele waardeoverdrachten) of employees that left the Group Companies or are hired by the Group Companies that are not already pending, the Group Companies are not subject to any obligation whatsoever regarding special additional contributions regarding Retirement Benefits, including payment obligations in respect of additional purchases of pension benefits (inkoop), back-service, coming-service, voluntary continuation after dismissal of participation, individual or collective transfers of pension benefits (waardeoverdrachten), annual funding of indexations (toeslagbetalingen) and/or the provision of additional funds in respect of any shortfalls in the capital or funding of any pension schemes and/or pension providers, to be made in addition to the regular, periodical contributions to the Pension Schemes.

21.7	No Group Company is obliged to provide German Occupational Pension Benefits either directly or via an external pension provider to one of its (i) current or former Employees, (ii) current or former Senior Employees, (iii) current or former managing directors or to any of their surviving dependents.

22.	u.s. employee benefits

22.1	A complete and correct list of each material Plan has been provided in folder 13.10.3 of the Data Room.

22.2	Each Plan has been established, maintained, funded, operated and administered in compliance in all material respects with its terms and applicable laws, including ERISA and the Code. Each Plan that is intended to be qualified under Section 401(a) of the Code has received a current favourable determination or opinion letter from the IRS and nothing has occurred that could be reasonably expected to adversely affect such Plan’s qualification. All contributions (including employee deferrals), premiums, distributions, and other payments required by and due under the terms of each Plan have been timely paid or made in accordance with the terms of such Plan and in compliance in all material respects with applicable law. With respect to each Plan, there has been no non-exempt prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) and no breach of fiduciary duty (as determined under ERISA). No Plan is and no Group Company has any current or contingent liability or obligation under or with respect to any: (i) “defined benefit plan” (as defined in Section 3(35) of ERISA) or plan that is or was subject to Section 412 of the Code or Title IV of ERISA, including as a consequence of at any time being considered a single employer under Section 414 of the Code with any other person; (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) multiple employer plan within the meaning of Section 413(c) of the Code; or (iv) multiple employer welfare arrangement (as defined in Section 3(40) of ERISA). No Group Company has any obligation to provide post-termination or retiree welfare benefits to any person except as required by Section 4980B of the Code for which the covered individual pays the full cost of coverage for themselves and their qualified beneficiaries. No Group Company has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code nor do any circumstances exist that would reasonably be expected to result in any such tax or penalty.

23.	TAX

23.1	Each Group Company has:

(a)	submitted all Tax returns, notices and other information, which are or have been required by law to be filed with or provided to any Tax Authority by the requisite dates (taking into account any applicable extension or grace period) and all such Tax returns were true, correct, complete and made on a proper basis when made and remain true, correct and complete in all material respects, and none of them is or as far as the Warrantors are aware is likely to be the subject of any dispute with or investigation or enquiry by any Tax Authority;

(b)	within any applicable time limits (taking into account any applicable extension or grace periods that have been granted), discharged its liability to make any payment of Tax which has fallen due (whether or not shown on any Tax return) and is not, under any liability to pay any material penalty, fine, surcharge or interest in respect of Taxation; and

(c)	made all deductions and withholdings on account of Tax required to be made by law in respect of any payment made or benefit or consideration provided, and has to the extent required by law properly accounted to the applicable Tax Authority for all such deductions and withholdings.

23.2	Each Group Company has maintained, and has in its possession or under its control, all material records and documentation that it is required to maintain in relation to Taxation as required by all relevant legal requirements.

23.3	No Group Company has been subject to any investigation or audit by any Tax Authority or incurred any material penalties in relation to Tax, and no Tax Authority has indicated in writing that it intends to make such an investigation or audit. No Group Company is involved in a dispute in relation to Tax.

23.4	The Locked Box Accounts make full and proper provision for all Taxation and deferred Tax liabilities and in particular for all Taxation in respect of all taxable profits earned, accrued or received (including to the extent deemed to be earned, accrued or received) or in respect of any event or circumstance occurring or deemed to occur in either case on or before the Locked Box Date.

23.5	All transactions entered into by each Group Company have been entered into on terms which were at arm's length.

23.6	Since the Locked Box Date, no Group Company has been involved in any transaction which has given rise to a liability to Tax on a Group Company (or would have given or might give rise to such a liability but for the availability of any Relief) other than Tax for which it is liable in the ordinary course of business.

23.7	No Group Company has entered into any transaction or series of transactions the main purpose of which was the avoidance of Tax, or has otherwise engaged in or been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar or analogous provision of U.S. state, local or non-U.S. law)..

23.8	Each Group Company is and has at all times been resident for Tax purposes only in the jurisdiction in which it was incorporated and no Tax Authority has asserted to any Group Company that such Group Company is subject to Tax in any other jurisdiction.

23.9	None of the Group Companies are subject to any contractual or statutory liability to indemnify, pay or reimburse any person (including a Tax Authority) in respect of any liability relating to Taxation which is the primary liability of any other person. None of the Group Companies is liable for the Taxes of another person under Treasury Regulation Section 1.1502-6 (or comparable provisions of U.S. state, local or non-U.S. law), by contract, as a transferee or successor, by operation of Law or otherwise.

23.10	The sale of the Group Companies or any of them will not (including but not limited to the entry into, becoming unconditional or Completion of the SPA) give rise to any deemed disposal or realisation by any Group Company of any asset or liability for any Taxation purpose or any de-grouping charge in respect of Taxation, any clawback, withdrawal or disallowance of any relief or allowance previously given in respect of Taxation.

23.11	All documents which are required to evidence title of any Group Company or to any asset held by them and which are liable to stamp duty or transfer or registration Taxation (or any similar Taxation) ("Transfer Tax") or are required to be stamped either with a particular stamp denoting that no Transfer Tax is chargeable or that the document has been produced to the appropriate authority, have been properly and duly stamped and the appropriate Transfer Tax has been paid (together with any related interest and penalties). The share registers of each Group Company have been kept in their respective jurisdictions of incorporation (and nowhere else) at all times and no other registers of shares in a Group Company have been maintained or kept.

23.12	There are no Encumbrances for Taxes on any of the assets of a Group Company other than Encumbrances for Taxes not yet due and payable.

23.13	No Group Company has waived (or been requested to waive) any statute of limitations with respect to any Taxes, consented to extend the time in which any Tax may be assessed or collected by any taxing authority, or agreed to any extension of time for filing any Tax return, in each case, which is still in effect.

23.14	No deficiency or proposed adjustment which has not been paid or resolved for any Tax has been asserted or assessed by any Tax Authority against a Group Company.

23.15	No Group Company has ever (i) been a member of an Affiliated Group or filed or been included in a combined, consolidated or unitary income Tax return, other than an Affiliated Group with the Company as the parent entity or (ii) distributed stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 (or so much of Section 356 as relates to Section 355) or 361 of the Code.

23.16	No Group Company will be required to include any material item or amount of income in, or exclude any material item or amount of deduction from, taxable income for any taxable period (or portion thereof) ending after the Completion Date as a result of any (i) change in or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Completion Date, (ii) “closing agreement,” as described in Section 7121 of the Code (or any similar provision of U.S. state, local or non-U.S. income Tax law), (iii) prepaid income or deferred revenue received prior to the Completion, (iv) instalment sale or open transaction disposition made prior to the Completion, or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non U.S. income Tax Law).

23.17	No Group Company will be required to make any payment after the Completion Date as a result of an election under Section 965 of the Code.

23.18	The Company is, and at all times since its formation has been, properly treated as a corporation for U.S. federal and all applicable U.S. state and local income Tax purposes.

23.19	No Group Company is a “United States real property holding corporation” within the meaning of Section 897 of the Code.

23.20	No Group Company has either (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) deferred any payment of Taxes (including withholding Taxes) pursuant to IRS Notice 2020-65 or any related or similar order or declaration from any Government Entity (including the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States) nor (iii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

23.21	Each Group Company has withheld from their respective employees, independent contractors, creditors, equityholders and other applicable third parties and timely remitted to the appropriate Government Entity all material amounts with respect to Taxes that were required to be so withheld and remitted under applicable Tax Laws, are in material compliance with all Tax withholding and remitting provisions of applicable Tax Laws, and have each complied in all material respects with all Tax information reporting provisions of all applicable Tax Laws. Each Group Company has properly classified for Tax purposes, in all material respects, all employees, leased employees, individual consultants and independent contractors.

23.22	Each Group Company is registered for the purposes of sales Tax, use Tax, value-added Tax or any similar Tax in all jurisdictions where it is required by law to be so registered, and has complied in all material respects with all legal requirements relating to such Taxes (including by receiving and retaining any appropriate Tax exemption certificates and other applicable documentation).

23.23	Each Group Company has (i) timely paid to the appropriate Government Entity all material amounts required to be paid under applicable escheat and unclaimed property Laws and (ii) complied in all material respects with applicable escheat and unclaimed property Laws.

23.24	No Group Company has any obligation to “gross-up” or otherwise indemnify any current or former Employee, individual independent contractor, or consultant, who is an individual providing services to the Group Company for the imposition of the excise tax under Section 4999 of the Code or under Section 409A of the Code.

24.	INFORMATION SUPPLIED

24.1	The information supplied by the Group Companies for inclusion or incorporation by reference in the Proxy Statement or any announcement or public statement regarding the transactions contemplated hereby (including the Signing Press Release and any other press release) did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, and in light of the circumstances in which they were made, was not misleading, at (a) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment or supplement to the Proxy Statement this clause (a) shall refer to the time of such subsequent amendment or supplement); (b) the time the Proxy Statement is first mailed to the Purchaser’s stockholders or made available to the Purchaser’s stockholders or (c) the time of the Purchaser Stockholder Meeting, except that no warranty is made with respect to statements made or incorporated by reference therein based on information supplied by the Purchaser or its Affiliates for inclusion therein (subject, in each case, to the qualifications and limitations set forth in the materials provided by the Group Companies or that are included in such filings and/or mailings).

Schedule 3

LIMITATIONS ON LIABILITY OF WARRANTORS

1.	FINANCIAL LIMITS ON CLAIMS

1.1	Notwithstanding anything to the contrary set out in this Deed or any other Transaction Document, the aggregate liability of each Warrantor in respect of any and all Claims (including any costs, expenses and other liabilities (and any irrecoverable VAT thereon) payable by such Warrantor in connection with such Claims) shall not exceed USD 1.

1.2	No Warrantor shall be liable in respect of any single Claim (and such Claim shall be disregarded for all purposes) unless the amount of the liability pursuant to that Claim (other than a Tax Claim or a Claim pursuant to paragraph 1 or 4 of Schedule 2) (ignoring any liability for costs and expenses in connection with such Claim) would (but for this paragraph 1.2) exceed USD 100,000.

1.3	The Warrantors shall not be liable in respect of any Claim unless Completion has occurred under the SPA.

2.	TIME LIMITS ON CLAIMS

2.1	No Warrantor shall be liable in respect of any Claim unless the Purchaser has given notice in writing of such Claim to the relevant Warrantor against whom the Claim is brought:

(a)	in the case of a Tax Claim, within the period of seven years beginning with the Completion Date; and

(b)	in the case of a Claim (other than a Tax Claim), within the period of twelve (12) months beginning with the Completion Date.

2.2	The Purchaser shall give notice in writing of any Claim to the Warrantors as soon as reasonably practicable and, in any event, within thirty (30) Business Days of the Purchaser becoming aware of the facts, matters or circumstances giving rise to such Claim. Such notice shall include such detail as is reasonably available to the Purchaser at the time of the relevant facts and circumstances giving rise to the Claim, provided that the Purchaser’s failure to provide such detail shall not prejudice the Purchaser’s recovery in respect of such Claim (save if and to the extent the alleged Losses arise or are increased as a direct result of such failure).

2.3	To the extent the fact, matter, event or circumstance giving rise to a Claim is capable of remedy, the Warrantors shall not be liable for such Claim if and to the extent that it is remedied to the reasonable satisfaction of the Purchaser within twenty (20) Business Days of the date of the notice referred to in paragraph 2.1.

2.4	The Warrantors shall not be liable in respect of any Claim (other than a Tax Claim) and any liability of the Warrantors in respect of such Claim shall absolutely determine and cease, to the extent the Claim is not previously satisfied, withdrawn or settled, unless legal proceedings in respect of such Claim have been issued and served within six (6) months after the date of the notice referred to in paragraph 2.1 is given or, in the case of a contingent liability, six (6) months after such liability becomes an actual liability.

2.5	For the avoidance of doubt, the Purchaser may give notice of any single Claim in accordance with this paragraph 2, whether or not the amount set out in paragraph 1.2 or paragraph Error! Reference source not found. of this Schedule 3 has been exceeded at the time the notice is given.

3.	AWARENESS OF THE WARRANTORS

Each Warranty is qualified by reference to (and is only given to the extent of) the knowledge of the relevant Warrantor, being limited to the actual knowledge of the relevant Warrantor, in the case of the Signing Warranties, as at the date of this Deed, and in the case of the Completion Warranties, as at immediately prior to the Completion Date, having made due and careful enquiry of each other Warrantor and each of Sam Addeo (Chief Technology Officer), David Landau (Chief Product Officer), Tonya Miller (Group Financial Controller), Patrick Sarsfield (Head of Tax & Treasury), Chris Timmer (Chief Revenue Officer) and Scott Brown (EVP Cloud & Support Services). No Warrantor shall be deemed to have any implied, constructive or imputed knowledge or awareness regarding the subject matter of any Warranty.

4.	DISCLOSURE

The Warrantors shall have no liability for a Claim:

(a)	in the case of the Signing Warranties only, to the extent that the facts and circumstances giving rise to the Claim have been Disclosed in this Deed, the Disclosure Letter or the Data Room; and

(b)	in the case of the Completion Warranties, to the extent that the facts and circumstances giving rise to the Claim have been Disclosed in the Completion Disclosure Letter.

5.	KNOWLEDGE OF PURCHASER

The Warrantors shall not be liable in respect of any Claim if and to the extent that the Purchaser is actually aware (excluding, for the avoidance of doubt, implied, imputed or constructive knowledge) of any fact, matter, event or circumstance which is the subject matter of the Claim. For the purposes of this Deed, the awareness of the Purchaser shall mean the actual knowledge of Michael Farlekas, Laura L. Fese and Jarett Janik as of this date of this Deed.

6.	CONTINGENT LIABILITIES

The Warrantors shall not be liable in respect of any contingent liability in relation to any Claim unless and until such contingent liability becomes an actual liability and is due and payable and, for the avoidance of doubt, provided always that such Claim is notified within the timescales set out in paragraph 2 of this Schedule 3. The fact that the liability may not have become an actual liability within the time limits provided in paragraph 2 shall not exonerate a Warrantor in respect of any Claim properly notified within such time limits.

7.	ACCOUNTS

The Warrantors shall not be liable in respect of any Claim if and to the extent that (and for the avoidance of doubt only to the extent of such allowance, provision or reserve) allowance, provision or reserve in respect of the fact, matter, event or circumstance giving rise to such Claim has been specifically, identifiably and expressly made in the Locked Box Accounts.

8.	Losses

No Warrantor shall be liable for, and the Purchaser shall not be entitled to claim for, any loss of profit, loss of business, loss of goodwill or any indirect or consequential losses under this Deed or any other Transaction Document, whether actual or prospective, or for any punitive damages.

9.	INSURANCE

Notwithstanding any provisions to the contrary in this Deed:

(a)	the parties acknowledge that the Purchaser is intending to obtain a policy of insurance for the benefit of it and/or the Purchaser Group (including, after Completion, the Group Companies) to cover Losses arising in respect of breaches of and claims under the Warranties (the “W&I Insurance”);

(b)	the Purchaser acknowledges and agrees that it will not be entitled to make, will not make, and irrevocably waives any right it may have to make any Claim against any of the Warrantors except to the extent that the Claim arises from the fraud of such Warrantor;

(c)	the Purchaser agrees and undertakes that the W&I Insurance shall contain: (i) an express waiver in favour of the Warrantors from the W&I Insurer waiving all its rights to take subrogated action or to exercise rights assigned to it against the Warrantors in relation to any Claim, other than in the event of fraud by such Warrantor, and then only to the extent that the claim arises as a result of fraud; and (ii) express provisions to allow for such waiver to be enforceable by the Warrantors under the Contracts (Rights of Third Parties) Act 1999;

(d)	the Purchaser:

(i)	shall not agree to any amendment, variation or waiver of the waiver referred to in paragraph 9(c) without the prior written consent of the Warrantors’ Representative;

(ii)	shall not novate, or otherwise assign, its respective rights with respect to the waiver referred to in paragraph 9(c) or knowingly do anything which causes the waiver referred to in paragraph 9(c) not to have full force and effect in accordance with its terms; and

(iii)	shall, without limitation to any rights of the Warrantors to separately enforce such terms, use all reasonable endeavours to enforce any term in the W&I Insurance under which the W&I Insurer waives its rights to take subrogated action against any of the Warrantors upon the terms set out in the W&I Insurance; and

(e)	the Purchaser acknowledges and agrees that no Warrantor shall be liable to pay any excess or any of the costs relating to the W&I Insurance.

10.	NO DUPLICATION OF RECOVERY

The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same Loss, regardless of whether more than one Claim arises in respect of it.

11.	VOLUNTARY ACTS/FUTURE CHANGES

11.1	The Warrantors shall not be liable in respect of any Claim if and to the extent that the Claim would not have arisen but for, or is increased as a result of:

(a)	any voluntary act or omission of any Group Company prior to Completion taken at the express written request of or with the express prior written consent of the Purchaser; or

(b)	any voluntary change in the accounting bases, policies, practices or methods applied in preparing any accounts of any Group Company following Completion.

12.	DUTY TO MITIGATE

The Purchaser shall procure that all reasonable steps and proceedings are taken by each member of the Purchaser Group and each of their directors and officers in order to mitigate any Claim. Nothing in the Transaction Documents shall or shall be deemed to relieve the Purchaser of any common law or other duty to mitigate any loss or damage.

13.	FRAUD And Wilful Misconduct

Nothing in this Schedule 3 shall have the effect of excluding, limiting or restricting any liability of any of the Warrantors in respect of a claim under or in connection with this Deed (including any Claim) arising as a result of any fraud or wilful misconduct by any such Warrantor.

Schedule 4

[Attached]

Schedule 5

[Attached]

This Deed has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED and delivered	)

as a DEED by	)

Andrew Kirkwood	)	/s/ Andrew Kirkwood

in the presence of:	)

/s/ Elaine Kirkwood	Signature of Witness

Elaine Kirkwood	Name of Witness

111 Pinehill Road	Address of Witness

Crowthoren, RG45 7JP, UK

Home Worker	Occupation of Witness

EXECUTED and delivered	)

as a DEED by Andrew Kirkwood	)

as attorney for Michael Hunt pursuant to a	)

power of attorney dated 19 May 2021)		/s/ Andrew Kirkwood

in the presence of:	)

/s/ Elaine Kirkwood	Signature of Witness

Elaine Kirkwood	Name of Witness

111 Pinehill Road	Address of Witness

Crowthoren, RG45 7JP, UK

Home Worker	Occupation of Witness

[Project Eagle – Signature Page to Management Warranty Deed]

EXECUTED and delivered	)

as a DEED by Andrew Kirkwood	)

as attorney for Joy Burkholder Meier pursuant to	)

a power of attorney dated 18 May 2021)		/s/ Andrew Kirkwood

in the presence of:	)

/s/ Elaine Kirkwood	Signature of Witness

Elaine Kirkwood	Name of Witness

111 Pinehill Road	Address of Witness

Crowthoren, RG45 7JP, UK

Home Worker	Occupation of Witness

[Project Eagle – Signature Page to Management Warranty Deed]

EXECUTED and delivered	)

as a DEED by	)

E2OPEN PARENT HOLDINGS, INC.	)	/s/ Michael Farlekas

acting by Michael Farlekas,	)	Chief Executive Officer

its Chief Executive Officer	)

[Project Eagle – Signature Page to Management Warranty Deed]